Exhibit 99.1

NYSE American: GPL | TSX: GPR

NEWS RELEASE

Great Panther Announces AGM Voting Results

Vancouver – June 24, 2020 – Great Panther Mining Limited (TSX: GPR. NYSE-A: GPL) (“Great Panther” or “the Company”) reports the results of its Annual General Meeting of Shareholders (the “Meeting”) held on June 24, 2020. A total of 141,771,862 votes were cast, representing 45.38% of the issued and outstanding common shares as of the record date for the Meeting.

Shareholders voted overwhelmingly in favour of all items of business before the Meeting. All of the director nominees were duly elected by shareholders present or represented by proxy. The following provides the voting results for each director nominee:

Director	Votes for	Percent for	Votes withheld	Percent withheld
David Garofalo	68,170,590	96.37%	2,564,523	3.63%
Joseph Gallucci	68,168,809	96.37%	2,566,304	3.63%
R.W. (Bob) Garnett	68,219,720	96.44%	2,515,393	3.56%
Alan Hair	68,169,374	96.37%	2,565,739	3.63%
Robert Henderson	68,234,810	96.47%	2,500,303	3.53%
John Jennings	68,073,217	96.24%	2,661,896	3.76%
W.J. (James) Mullin	68,094,181	96.27%	2,640,932	3.73%
Elise Rees	68,209,834	96.43%	2,525,279	3.57%
Kevin J. Ross	68,182,787	96.39%	2,552,326	3.61%

Shareholders voted 95.28% in favour of setting the number of directors at nine, 95.89% in favour of appointing KPMG LLP as auditors, and 91.95% in favour of the amended and restated Omnibus Incentive Plan for a three-year period.

ABOUT GREAT PANTHER

Great Panther is a growing gold and silver producer focused on the Americas. The Company owns a diversified portfolio of assets in Brazil, Mexico and Peru that includes three operating gold and silver mines, four exploration projects, and an advanced development project. Great Panther is actively exploring large land packages in highly prospective districts and is pursuing acquisition opportunities to complement its existing portfolio. Great Panther trades on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL.

For more information, please contact:

Meghan Brown

Vice President, Investor Relations

tel: 778 899 0518

mobile: 236 558 4485

email mbrown@greatpanther.com

www.greatpanther.com

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	2